October 13, 2004


Mail Stop 4-6

Sang Don Kim
Chief Executive Officer
Cintel Corp.
1001 W. Cheltenham Avenue
Melrose Park, Pennsylvania 19027

Re:	Cintel Corp
	Registration Statement on Form SB-2
	Filed September 15, 2004
	File No. 333-119002

Dear Mr. Kim:

This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our
review.   Feel free to call us at the telephone numbers listed at the end of this letter.

REGISTRATION STATEMENT ON FORM SB-2

Standby Equity Distribution Agreement, page 10
1. We do not understand certain provisions of the agreement that would terminate Cornell Capital Partners` obligation to make advances under certain circumstances. For example, we note that Cornell Capital Partners` obligation is terminated if you fail to comply with a provision restricting you from issuing or selling any contracts or securities granting the holder the right to acquire shares of your common stock without consideration or for consideration that is less than the bid price of the common stock immediately prior to the issuance. Describe with specificity the purpose and effect of this provision. How is this provision consistent with Rule 10a-1 of the Securities Exchange Act of 1934? Likewise, what is the purpose and effect of the provision restricting you from filing a registration statement on Form S-8 to register and issue in excess of two million shares? We note that the provision also requires that you provide notice to Cornell Capital Partners prior to the registration on Form S-8 of the issuance of two million or fewer shares.
2. We note your disclosure throughout the registration statement that Cornell Capital Partners will receive a two percent discount to the market price of your common stock. However, we note also your disclosure that you have agreed to pay them 5% of the proceeds that you receive under the Equity Distribution Agreement. Under the circumstances, it appears that your disclosure in Risk Factors and in the table on page 10 that refers only to the 2% discount is inappropriate. Please revise throughout to clarify that Cornell Capital Partners will receive, in effect, a 7% discount to the market value of your common stock.

*	*	*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the Company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Tangela Richter at (202) 942-1837. If you need further assistance, you may contact me at (202) 942-1800.

							Sincerely,



							Barbara Jacobs
							Assistant Director

CC:	Via Facsimile
	Mr. Gregory Sichenzia
	Mr. David Schubauer
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
	Telephone:  (212) 930-9700
	Fax: (212) 930-9725